EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2004	2003	2002	2001	2000
Income:

Income from continuing operations before provision for income taxes	$183	$91	$35	$178	$84
Fixed charges	350	358	322	250	168

Income from continuing operations before provision for income taxes and fixed charges	$533	$449	$357	$428	$252

Fixed charges:
Interest expense	$350	$358	$319	$244	$162

Preferred stock dividend requirement (1)	-	-	3	6	6

	$350	$358	$322	$250	$168

Ratio of income from continuing operations before provision for income taxes and fixed charges to fixed charges	1.52	1.25	1.11	1.71	1.50

(1)	Reflects a pre-tax basis.